Exhibit a(9)

Offer to Exchange - Extended Until Monday, July 22, 2002

Please note that we have extended the deadline for the Offer to Exchange VINA options until 5:00 p.m., Pacific Time, Monday, July 22, 2002. If you wish to participate or withdraw, you must do so by such time. In addition, unless we accept the options you elected for exchange or cancellation, you may withdraw such options at any time after 12:00 midnight, Pacific Standard Time, on July 5, 2002.

If you have any questions, please contact me or Karen Morris.

Stanley E. Kazmierczak, Chief Financial Officer
(510) 413-1333

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